UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Revenues for Third Quarter 2016”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Record Revenues for Third Quarter 2016

Expecting 4th Consecutive Record Revenue Year

Rehovot, Israel, November 2, 2016 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported financial results for the third quarter of 2016, the period ended September 30, 2016.

Third Quarter 2016 Highlights:

•	Quarterly revenues grew 24% sequentially to record high of $44.1 million, up 9% year over year, exceeding the high end of the guidance
•	GAAP net loss of $4.8 million, or $0.18 per diluted share, inclusive of the non-recurring expense of $12.9 million related to royalty payment to the Israeli Office of the Chief Scientist
•	Non-GAAP net income of $9.4 million, or $0.34 per diluted share, up 100% sequentially and 49% year over year, exceeding the high end of the guidance
•	Continued penetration into the memory segment yielded two leading memory customers contributing more than 10% each to the quarterly products revenues

GAAP Results ($K)
	Q3 2016	Q2 2016	Q3 2015
Revenues	$44,060	$35,575	$40,446
Net Income (Loss)	$(4,778)	$3,153	$5,437
Earnings (Loss) per Diluted Share	$(0.18)	$0.11	$0.20
NON-GAAP Results ($K)
	Q3 2016	Q2 2016	Q3 2015
Net Income	$9,449	$4,703	$6,316
Earnings per Diluted Share	$0.34	$0.17	$0.23

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, net adjustments of deferred tax assets, stock-based compensation expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off.

Management Comments

“It was a strong and well-executed quarter for Nova as we delivered significant growth in revenue and non-gaap profitability, exceeding our guidance,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Strong demand across the entire breadth of our product offering in multiple segments drove record quarterly revenue, reinforcing our confidence in a strong second-half and positions us for another growth year. We are encouraged by our expanding market position, as we continue to solidify our Foundry presence while making significant inroads into the Memory space. This progress is evident by this quarter’s diversified customer mix that included four customers contributing more than 10% each to the quarterly products revenues, including two leading memory customers.”

Mr. Oppenhaim added, “During the quarter we continued to leverage our financial strength to maximize shareholder value, signing a royalty buyout agreement with the Israeli Office of the Chief Scientist, eliminating approximately $24 million in future obligations. The agreement, coupled with our efficient operational model, will enhance our financial flexibility and will allow us to invest in sustainable, profitable growth. As evident from this quarter’s results, our efforts are already bearing fruit, demonstrating that we are on a clear path toward achieving our long-term profitability target.”

2016 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2016. Based on current estimates, management expects:

•	$42 million to $46 million in revenue

•	$0.23 to $0.29 in diluted GAAP EPS

•	$0.31 to $0.40 in diluted non-GAAP EPS

2016 Third Quarter Results

Total revenues for the third quarter of 2016 were $44.1 million, an increase of 24% compared to the second quarter of 2016, and an increase of 9% relative to the third quarter of 2015.

Gross margin for the third quarter of 2016 was 22%, and included $12.9 million of expense related to royalty buyout agreement with the Office of the Chief Scientist (currently known as the National Authority for Technological Innovation) and $1.9 million of expense related to inventory write-off. This is compared with gross margin of 53% in the second quarter of 2016 and compared with gross margin of 56% in the third quarter of 2015.

Operating expenses in the third quarter of 2016 were $16.6 million. This is compared with $15.4 million in the second quarter of 2016 and compared with $17.4 million in the third quarter of 2015.

On a GAAP basis, which included $12.9 million of expense related to royalty buyout agreement with the Office of the Chief Scientist and $1.9 million of expense related to inventory write-off, the company reported net loss of $4.8 million, or $0.18 loss per diluted share, in the third quarter of 2016. This is compared with net income of $3.2 million, or $0.11 per diluted share, in the second quarter of 2016. The company reported net income of $5.4 million, or $0.20 per diluted share, in the third quarter of 2015.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets, stock-based compensation expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off, the company reported net income of $9.4 million, or $0.34 per diluted share, in the third quarter of 2016. This is compared with net income of $4.7 million, or $0.17 per diluted share, in the second quarter of 2016, and compared with net income of $6.3 million, or $0.23 per diluted share, in the third quarter of 2015.

Conference Call Information

Nova will host a conference call today, November 2, 2016, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-428-9480
ISRAEL Dial-in Number: 1 80 924 6042
INTERNATIONAL Dial-in Number: 1-719-457-2628
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
3 p.m. Israeli Time

Please reference conference ID 2393527

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, net adjustment of deferred tax assets, stock-based compensation expenses, acquisition related expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	September 30, 2016	December 31, 2015 (Audited)
Current assets
Cash and cash equivalents	23,654	27,733
Short-term interest-bearing bank deposits	69,548	69,298
Trade accounts receivable	23,558	19,046
Inventories	28,889	27,683
Deferred tax assets	4,773	3,540
Other current assets	3,472	2,888

Total current assets	153,894	150,188

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	5,284	5,735
Severance pay funds	1,485	1,514
Property and equipment, net	9,266	11,062
Identifiable intangible assets, net	15,997	17,906
Goodwill	20,114	20,114

Total long-term assets	52,896	57,081

Total assets	206,790	207,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	12,374	14,378
Deferred revenues	4,423	5,828
Deferred tax liabilities	1,064	956
Other current liabilities	15,352	15,996

Total current liabilities	33,213	37,158

Long-term liabilities
Deferred tax liabilities	5,039	5,760
Liability for employee severance pay	2,535	2,469
Other long-term liabilities	921	822

Total long-term liabilities	8,495	9,051

Shareholders' equity	165,082	161,060

Total liabilities and shareholders’ equity	206,790	207,269

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenues:
Products	32,944	30,412	82,633	80,597
Services	11,116	10,034	31,058	27,895
Total revenues	44,060	40,446	113,691	108,492

Cost of revenues:
Products	13,127	12,610	33,080	34,592
Services	6,476	5,189	18,725	15,219
Expense related to royalty buyout agreement with the Office of the Chief Scientist	12,875	-	12,875	-
Inventory write-off	1,889	-	1,889	-
Amortization of acquired intangible assets in cost of products	-	13	-	2,455
Total cost of revenues	34,367	17,812	66,569	52,266

Gross profit	9,693	22,634	47,122	56,226

Operating expenses:
Research and development expenses, net	9,181	10,974	25,773	28,877
Sales and marketing expenses	5,020	4,228	14,922	11,294
General and administration expenses	1,802	1,613	5,133	4,250
Acquisition related expenses	-	-	-	2,655
Amortization of acquired intangible assets	637	570	1,909	1,139
Total operating expenses	16,640	17,385	47,737	48,215

Operating income (loss)	(6,947)	5,249	(615)	8,011

Financing income, net	301	94	1,026	459

Income (loss) before tax on income	(6,646)	5,343	411	8,470

Income tax expenses (benefit)	(1,868)	(94)	(869)	(2,094)

Net income (loss) for the period	(4,778)	5,437	1,280	10,564

Earnings (loss) per share:
Basic	(0.18)	0.20	0.05	0.39
Diluted	(0.18)	0.20	0.05	0.38

Shares used for calculation of earnings (loss) per share:

Basic	27,169	27,172	27,136	27,224
Diluted	27,169	27,481	27,361	27,507

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Cash flows from operating activities:
Net income (loss) for the period	(4,778)	5,437	1,280	10,564
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,191	1,103	3,540	3,309
Amortization of acquired intangible assets	637	583	1,909	3,594
Amortization of deferred stock-based compensation	639	778	2,044	1,908
Increase (decrease) in liability for employee termination benefits, net	(1)	(49)	95	35
Deferred tax assets, net	(1,813)	(482)	(1,395)	(2,969)
Loss on securities	-	81	-	13
Increase in trade accounts receivable	(783)	(1,873)	(4,512)	(6,256)
Decrease (increase) in inventories	1,722	(1,431)	(1,335)	(2,694)
Increase in other current and long term assets	(687)	(459)	(295)	(502)
Increase (decrease) in trade accounts payable	(760)	(2,428)	(2,004)	135
Increase (decrease) in other current and other long-term liabilities	2,043	1,964	(564)	2,646
Increase (decrease) in short and long term deferred revenues	701	4,132	(1,405)	3,289

Net cash provided by (used in) operating activities	(1,889)	7,356	(2,642)	13,072

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	5,682	(450)	(250)	48,036
Acquisition of subsidiary, net of acquired cash	-	-	-	(45,344)
Additions to property and equipment	(535)	(644)	(1,615)	(2,168)

Net cash provided by (used in) investment activities	5,147	(1,094)	(1,865)	524

Cash flows from financing activities:
Purchases of treasury shares	-	(2,913)	(937)	(4,302)
Shares issued under employee stock-based plans	941	138	1,365	2,087

Net cash provided by (used in) financing activities	941	(2,775)	428	(2,215)

Increase (decrease) in cash and cash equivalents	4,199	3,487	(4,079)	11,381
Cash and cash equivalents – beginning of period	19,455	21,543	27,733	13,649
Cash and cash equivalents – end of period	23,654	25,030	23,654	25,030

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2016	June 30, 2016	September 30, 2015
GAAP cost of revenues	34,367	16,676	17,812
Amortization of acquired intangible assets in cost of products	-	-	(13)
Expense related to royalty buyout agreement with the Office of the Chief Scientist	(12,875)	-	-
Inventory write-off	(1,889)	-	-
Stock-based compensation in cost of products	(79)	(79)	(109)
Stock-based compensation in cost of services	(52)	(48)	(62)
Non-GAAP cost of revenues	19,472	16,549	17,628

GAAP gross profit	9,693	18,899	22,634
Gross profit adjustments	14,895	127	184
Non-GAAP gross profit	24,588	19,026	22,818
GAAP gross margin as a percentage of revenues	22%	53%	56%
Non-GAAP gross margin as a percentage of revenues	56%	53%	56%

GAAP operating expenses	16,640	15,376	17,385
Stock-based compensation in research and development	(200)	(230)	(318)
Stock-based compensation in sales and marketing	(226)	(237)	(205)
Stock-based compensation in general and administrative	(82)	(55)	(84)
Amortization of acquired intangible assets	(637)	(636)	(570)
Non-GAAP operating expenses	15,495	14,218	16,208
Non-GAAP operating income	9,093	4,808	6,610
GAAP operating margin as a percentage of revenues	(16)%	10%	13%
Non-GAAP operating margin as a percentage of revenues	21%	14%	16%

GAAP tax on income	(1,868)	626	(94)
Deferred tax assets adjustments, net	1,813	(265)	482
Non-GAAP tax on income	(55)	361	388

GAAP net income (loss)	(4,778)	3,153	5,437
Amortization of acquired intangible assets	637	636	583
Expense related to royalty buyout agreement with the Office of the Chief Scientist	12,875	-	-
Stock-based compensation expenses	639	649	778
Deferred tax assets adjustments, net	(1,813)	265	(482)
Inventory write-off	1,889	-	-
Non-GAAP net income	9,449	4,703	6,316

GAAP basic earnings (loss) per share	(0.18)	0.12	0.20
Non-GAAP basic earnings per share	0.35	0.17	0.23

GAAP diluted earnings (loss) per share	(0.18)	0.11	0.20
Non-GAAP diluted earnings per share	0.34	0.17	0.23

Shares used for calculation of earnings (loss) per share:
Basic	27,169	27,123	27,172
Diluted	27,536	27,422	27,481